                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                            STARMEDIA NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  855546 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Harvey M. Eisenberg, Esq.
                        O'Sullivan Gaev & Karabell, LLP
                       30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 11 pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855546 10 7             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C. (f/k/a Chase Venture Capital Associate, L.P.) 13-337-6808
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        11,738,333
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               11,738,333
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,738,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.12%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      L.L.C.
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7

            Preliminary Note: The information contained in Item 2 herein is being amended to reflect a change in the name and controlling persons of the reporting person.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of StarMedia Network, Inc., (the "Issuer"). The Issuer's principal executive offices are located at 29 West 36th Street, Fifth Floor, New York, New York 10018.

Item 2. Identity and Background.

            The information contained in Item 2 is hereby amended as follows:

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

Ana Carolina Aidar
John R. Baron
Christopher C. Behrens
Mitchell J. Blutt, M.D.
David S. Britts
Arnold L. Chavkin
David Gilbert
Eric Green
Michael R. Hannon
Donald J. Hofmann
Jonathan Meggs
Stephen P. Murray
John M.B. O'Connor


                               Page 2 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7

Robert Ruggiero
Susan Segal
Shahan D. Soghikian
Lindsay Stuart
Jeffrey C. Walker
Timothy Walsh
Richard D. Waters, Jr.
Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

            To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons to whom information is required hereunder by virtue of CVCA's response to Item 2.

            Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA,


                               Page 3 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

            In July 1997, CVCA and the fl@tiron Fund LLC (the "fl@tiron Fund") purchased 5,535,000 and 465,000 shares, respectively, of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred Stock") pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of July 25, 1997 (the "Series A Purchase Agreement") for an aggregate purchase price of $2,767,500 and $232,500, respectively. In December 1997, CVCA sold 300,000 shares of its Series A Preferred Stock to New York City Investment Fund, LLC, for an aggregate purchase price of $150,000, pursuant to a Stock Purchase Agreement dated as of November 14, 1997. In January 1998, CVCA and the fl@tiron Fund purchased the Issuer's 8% Convertible Subordinated Notes in the aggregate amount of $3,590,000 and $410,000, respectively, due on the earlier of July 21, 1998 or the closing of the Issuer's Series B Preferred Stock financing; these were repaid in full on or about February 20, 1998. In February 1998, CVCA and the fl@tiron Fund purchased 2,393,333 and 273,333 shares, respectively, of the Issuer's Series B Redeemable Convertible Stock (the "Series B Preferred Stock") pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated as of February 20, 1998 (the "Series B Purchase Agreement") for an aggregate Purchase Price of $3,589,999.50 and $409,999.50, respectively. In August 1998, CVCA, Flatiron Fund 1998/99 LLC, an affiliate of the fl@tiron Fund, ("Flatiron Fund 98/99" and together with the fl@tiron Fund, the "Flatiron Investors"), purchased the Issuer's 8% Convertible Subordinated Notes due on the earlier of December 31, 1998 or the closing of the Issuer's Series C Preferred Stock financing in the aggregate amount of $1,800,000 and $200,000, respectively; these were repaid in full on August 24, 1998. In August 1998, CVCA and the Flatiron Fund 98/99 purchased 3,750,000 and 416,667 shares, respectively, of the Issuer's Series C Convertible Preferred Stock ("the Series C Preferred Stock") pursuant to a Series C Convertible Preferred Stock Purchase Agreement dated as of August 24, 1998 (the "Series C Purchase Agreement" and together with the Series A Purchase Agreement and the Series B Purchase Agreement, the "Purchase Agreements") for an aggregate purchase price of $18,000,000 and $20,000,000.60, respectively. On May 15, 1999, the Issuer initiated an initial public offering of its Common Stock, and as a result thereof each of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock held by CVCA and the Flatiron Investors were automatically converted into shares of the Issuer's Common Stock, the Purchase Agreements terminated and as a result thereof, CVCA and the Flatiron Investors became the record holders of 11,378,333 and 1,155,000 shares, respectively. In addition, CVCA and the Flatiron Fund 98/99 purchased 360,000 and 90,000 shares, respectively, of the Issuer's Common Stock pursuant to open market transactions, for an aggregate purchase price equal to $5,250,000 and $1,350,000, respectively.

            In addition to the debt and equity purchases described above, Chase Securities Inc. ("Chase Securities"), an affiliate of CVCA, is party to certain agreements with the Issuer pursuant to which it performs various investment banking and advisory services on behalf of the Issuer. In 1998, Chase Securities received an aggregate amount of $1.2 million for these


                               Page 4 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


services. Also in addition to the foregoing, Susan Segal, Partner - Head of the Latin American Group of CCP, the sole general partner of CVCA, is currently a member of the Issuer's Board of Directors.

            In addition, the Flatiron Investors and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with CCP and/or affiliates of CCP (the "Chase Entities") pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside of the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors.

Source of Funds

            The funds provided by CVCA for the purchase of the Issuer's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Common Stock and 8% Subordinated Notes were obtained from CVCA's contributed capital, which includes funds that are held available for such purpose.

Disclaimer of Group Status

            Notwithstanding the existence of the foregoing co-investment arrangements with the Flatiron Group, CVCA's decisions to acquire the Issuer's equity securities and notes are decisions made unilaterally by CVCA. In CVCA's opinion, none of these arrangements materially affect their respective rights to vote and dispose of the Issuer's Common Stock. CVCA disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group and disclaims that CVCA is member of a group with the Flatiron Group or any other persons (other than as disclosed herein either for purposes of this Schedule 13D or for any other purpose related to CVCA's beneficial ownership of the Issuer's securities).

Item 5. Interest in Securities of the Issuer.

            CVCA may be deemed the beneficial owner of 11,738,333 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 22.1% of the Common Stock as of May 25, 1999. CVCA has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B


                               Page 5 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


Item 2 information for executive officers and directors of The Chase Manhattan Corporation.


                               Page 6 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.

                                    By:   Chase Capital Partners, Its Manager


                                    By:   /s/Jeffrey C. Walker
                                          --------------------------------------
                                          Name:   Jeffrey C. Walker
                                          Title:  Managing General Partner of
                                                  Chase Capital Partners

        February 14, 2000
-------------------------------
        Date


                               Page 7 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


                                                                      SCHEDULE A

                           CHASE CAPITAL CORPORATION

                               Executive Officers

              Chief Executive Officer          William B. Harrison, Jr.*
              President                        Jeffrey C. Walker**
              Executive Vice President         Mitchell J. Blutt, M.D.**
              Vice President & Secretary       Gregory Meredith*
              Vice President and Treasurer     Elisa R. Stein**
              Vice President                   Marcia Bateson**
              Assistant Secretary              Robert C. Carroll*
              Assistant Secretary              Anthony J. Horan*
              Assistant Secretary              Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                                Jeffrey C. Walker

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.


                               Page 8 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                              Executive Officers*

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
-----------------------------------------------------------------------------
Hans W. Becherer                Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
-----------------------------------------------------------------------------
Frank A. Bennack, Jr.           President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York 10019
-----------------------------------------------------------------------------

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

*** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
-----------------------------------------------------------------------------
Susan V. Berresford             President
                                The Ford Foundation
                                320 E. 43rd Street
                                New York, New York 10017
-----------------------------------------------------------------------------
M. Anthony Burns                Chairman of the Board and
                                Chief Executive Officer
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida 33166
-----------------------------------------------------------------------------
H. Laurence Fuller              Co-Chairman BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois 60563
-----------------------------------------------------------------------------
Melvin R. Goodes                Retired Chairman of the Board and CEO
                                Warner-Lambert Company
                                201 Tabor Road
                                Morris Plains, NJ 07950
-----------------------------------------------------------------------------
William H. Gray, III            President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia 22031
-----------------------------------------------------------------------------
William B. Harrison, Jr.        President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York 10017-2070
-----------------------------------------------------------------------------
Harold S. Hook                  Retired Chairman and Chief Executive
                                Officer
                                American General Corporation
                                2929 Allen Parkway
                                Houston, Texas 77019
-----------------------------------------------------------------------------
Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue - Room 29-72
                                New York, New York 10022
-----------------------------------------------------------------------------
Henry B. Schacht                Director and Senior Advisor
                                E.M. Warburg, Pincus & Co., LLC
                                466 Lexington Avenue, 10th Floor
                                New York, New York 10017
-----------------------------------------------------------------------------
Walter V. Shipley               Chairman of the Board
                                The Chase Manhattan Corporation
                                270 Park Avenue
                                New York, New York 10017
-----------------------------------------------------------------------------
Andrew C. Sigler                Retired Chairman of the Board and
                                Chief Executive Officer
                                Champion International Corporation
                                One Champion Plaza
                                Stamford, Connecticut 06921
-----------------------------------------------------------------------------


                               Page 10 of 11 pages

                                  SCHEDULE 13D

Issuer: StarMedia Network, Inc.                       CUSIP Number.  855546 10 7


                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
-----------------------------------------------------------------------------
John R. Stafford                Chairman, President and
                                Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey 07940
-----------------------------------------------------------------------------
Marina v.N. Whitman             Professor of Business Administration
                                 and Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
-----------------------------------------------------------------------------


                              Page 11 of 11 pages